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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (Amendment No.1)

            SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                        RESOURCES PENSION SHARES 5, L.P.
                            (Name of Subject Company)


                        RESOURCES PENSION SHARES 5, L.P.
                     (Name(s) of Person(s) Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST

                         (Title of Class of Securities)



                                      NONE

                      (CUSIP Number of Class of Securities)


                               ALLAN B. ROTHSCHILD
                        RESOURCES PENSION SHARES 5, L.P.
                             411 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 862-7444

            (Name, Address and Telephone Number of Persons Authorized
             to Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)


                                 WITH A COPY TO:

                              Judith D. Fryer, Esq.
                Greenberg Traurig Hoffman Lipoff Rosen & Quentel
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200


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         This Amendment No.1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") dated March 3, 1998, of Resources Pension Shares 5, L.P., a Delaware limited partnership (the "Partnership"), with respect to the tender offer made by Presidio RPS Acquisition Corp., a Delaware corporation (the "Purchaser"), to purchase up to 2,000,000 outstanding units of limited partnership interest ("Units") of the Partnership, at a price of $6.50 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated February 18, 1998, as amended on March 3, 1998. Capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Schedule 14D-9 of the Partnership.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6 is hereby amended and supplemented by adding thereto the following:

         (a) Neither the Partnership, nor the General Partners have effected any transactions in the Units during the past 60 days.

         (b) Neither the Partnership, nor the General Partners have effected any transactions in the Units during the past 60 days. Except as indicated below, the General Partners are not aware of any transactions in the Units during the past 60 days by any of their executive officers, directors, affiliates or subsidiaries:

                           UNITHOLDER                NUMBER OF UNITS     TRADE DATE     PURCHASE PRICE
                                                        PURCHASED                          PER UNIT
                 Presidio Partnership II Corp.          10,405.236         1/9/98            $5.64

                 Presidio Partnership II Corp.            800.00           1/14/98           $5.50

                 Presidio Partnership II Corp.          7,592.291          2/2/98            $5.64

                 Presidio Partnership II Corp.           655.178           2/4/98            $5.64

                 Presidio RPS Acquisition Corp.            100             2/4/98            $6.50

                 Presidio Partnership II Corp.           2,136.73          2/11/98           $5.64


                  All of the foregoing transactions were effected on the limited open market for public partnership interests, except for the Units purchased by Presidio RPS Acquisition Corp. which were acquired from an affiliate.

         (c) To the knowledge of the General Partners, none of the General Partners nor any of their executive officers, directors, affiliates or subsidiaries intends to tender Units owned by them in the Offer.



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ITEM 9.           MATERIALS TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:

         (a)(2)   Letter to Unitholders dated March 4, 1998.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 4, 1998

                                       RESOURCES PENSION SHARES 5, L.P.


                                       By:      Resources Capital Corp.
                                                ------------------------------
                                                Administrative General Partner


                                       By:      /s/ Allan B. Rothschild
                                                ------------------------------
                                                Allan B. Rothschild
                                                Executive Vice President

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                                  EXHIBIT INDEX

                                                                 SEQUENTIAL PAGE
EXHIBIT NO.                        DESCRIPTION                       NUMBER
-----------                        -----------                   ---------------
(a)(2)             Letter to Unitholders dated March 4, 1998           6